As filed with the Securities and Exchange Commission on July 9, 1999
                                               Registration No. ___________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                           FORM 10-SB

      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


               GLENNAIRE FINANCIAL SERVICES, INC.
         (Name of Small Business Issuer in its charter)


               Utah                              87-0632335
     (State or other jurisdiction of         (I.R.S. Employer
     incorporation or organization)          Identification No.)


  3158 Redhill Avenue, Suite 240, Costa Mesa, California 92626
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (949) 770-2578


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)



               GLENNAIRE FINANCIAL SERVICES, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .           8

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          21

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          21

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          21

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          23

ITEM 7.   Certain Relationships and Related Transactions . . . . .          24

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          25

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          27

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          29

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          30

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          30

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          30

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          31
                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .          38

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .          38

          Signatures . . . . . . . . . . . . . . . . . . . . . . .          39

          ITEM 1.   DESCRIPTION OF BUSINESS

Background

     Glennaire Financial Services, Inc. (the Company) is a Utah corporation formed on March 22, 1999. Its principal place of business is located at 3158 Redhill Avenue, Ste 240, Costa Mesa, California 92626. The Company was organized to engage in any lawful corporate business, including but not limited to, participating in mergers with and acquisitions of other companies and/or businesses. The Company has been a developmental stage since inception and has no operating history other than organizational matters.

     The Company was incorporated by Mr. James Barber. He no longer holds any position with the Company, and holds none of the Company's outstanding common stock. The Company has never had any operations. On March 25, 1999, founders shares of the Company's common stock were issued to Vincent Van Den Brink, the Company's sole officer and director. The shareholder has held his stock since that time. The primary activity of the Company currently involves seeking a business or businesses that it can acquire or with whom it can merge.

    The Company has not selected any specific business or entity as an acquisition target or merger partner. The Company does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry.

    The Board of Directors has begun to implement the Company's principal business plan, described below under Item 2. Therefore, the Company can be defined as a "shell" or "blank check" company whose sole purpose, at this time, is to locate and consummate a merger or acquisition with a private entity or business.

    The Company's business plan classifies it as a blank check company. Many states have enacted statutes, rules, and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan.

    The Company is filing this registration statement on a voluntary basis, pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to ensure that public information is readily accessible to all shareholders and potential investors, and to increase the Company's access to financial markets. The Company anticipates that it will continue to file such reports, notwithstanding the fact that it may not otherwise be required to file a registration statement under
Section 12(g) of the Exchange Act.

                           Risk Factors

    The Company's business is subject to numerous risk factors including, but not limited to, the following:

    No Operating History or Revenues and Minimal Assets. The Company has had no operating history and has received no revenues or earnings from operations. The Company has no significant assets or financial resources and, in all likelihood, will sustain operating expenses without corresponding revenues at least until it completes a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company completes a business combination with a profitable business opportunity. There is no assurance that the Company will successfully identify a business opportunity or complete a business combination.

    Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend, to a great extent, on the operations, financial condition, and management of the identified business opportunity. Although management intends to seek business combinations with entities having established operating histories, it cannot be assured that the Company will successfully locate candidates meeting such criteria. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm together with numerous other factors beyond the Company's control.

    Scarcity of and Competition for Business Opportunities and Combinations. The Company is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities.
A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may also be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than the Company. The Company is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will compete with numerous other small public companies in seeking merger or acquisition candidates.

    No Agreement for Business Combination or Other Transaction
No Standards for Business Combination. The Company has no arrangement, agreement, or understanding with respect to engaging in a business combination with any private entity. There can be no assurance the Company will successfully identify and evaluate suitable business opportunities or conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholder, the Company has not commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth, or other negative characteristics.

    Continued Management Control, Limited Time Availability.
While seeking a business combination, management anticipates devoting from five to ten hours per month to the business of the Company on an as-needed basis. The Company's sole officer and director has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its sole officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.
See Item 5 - "Directors, Executive Officers, Promoters and Control
Persons".

    Conflicts of Interest - General. The Company's sole officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non arms-length transactions may also arise in the event any Company director is involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a resolution which prohibits the Company from completing a combination with any entity in which management may serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of the Company. See Item 5 - "Directors, Executive Officers, Promoters and Control Persons".

    Reporting Requirements May Delay or Preclude Acquisition. Companies subject to Section 13 of the Exchange Act must provide certain information about significant acquisitions including, but not limited to, certified financial statements for the company acquired covering up to two years. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or even preclude the Company from completing an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

    Lack of Market Research or Marketing Organization. The Company has not conducted or received results of market research indicating that a market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have nor does it plan to establish a marketing organization. If there is demand for a business combination as contemplated by the Company, there is no assurance the Company will successfully complete such transaction.

    Lack of Diversification. In all likelihood, the Company's proposed operations, even if successful, will result in a business combination with only one entity. Consequently, the resulting activities will be limited to that entity's business. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry, thereby increasing the risks associated with the Company's operations.

    Government Regulations. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940(the "Investment Company Act"), insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could become subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission (the "Commission") as to the status of the Company under the Investment Company Act and, consequently, any violation of such Act could subject the Company to material adverse consequences.

    Probable Change in Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in owners of a private business or entity obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal current officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

    Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private business or entity. Issuing previously authorized and unissued common stock of the Company will reduce the percentage of shares owned by present and prospective shareholders, and a change in the Company's control and/or management.

    Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

    Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Typically, these transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity. Management cannot assure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.
A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

    Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management believes that any potential target must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may forego a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

    Necessity of Additional Registration Upon Making an
Acquisition or Merger. Because the Company currently has only one shareholder, it may be necessary to register additional shares of the Company's common stock upon the completion of any acquisition or merger. This may be accomplished by filing a new registration statement with the Commission under the terms of the Securities Act of 1933, as amended. As a result, shares issued by the Company pursuant to the transaction would be deemed registered and the recipients, presumably the shareholders of the acquired entity, would receive tradeable shares, unless such shareholders become affiliates or control persons of the Company. The registration process will take considerable time and the Company will most likely incur additional expenses. This may make a potential acquisition seem less attractive by the principals and owners of the business opportunity.

    Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new
investors to purchase the securities.   Some states may restrict
the trading or resale of blind-pool or blank-check securities. Accordingly, investors should consider any potential secondary market for the Company's securities that may develop to be a limited one.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

    The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

    The Company is considered a development stage company with nominal or no assets or capital and with no operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

Risk Factors and Cautionary Statements

    This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to search for appropriate business opportunities and subsequently acquire or merge with such entity, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks that may be detailed in the Company's periodic report filings with the Commission.

Plan of Operation

    The Company's plan is to seek, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities. At this time, the Company has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or entity, and the Company has not identified any specific business or entity for investigation and evaluation. No member of management or any promoter of the Company, or an affiliate of either, has had any material discussions with any other business or entity with respect to any acquisition of that business or entity. The Company will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

    The Company's potential success is heavily dependant on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business combination. The Company's sole officer and director has not had any experience in the proposed business of the Company.

    Management anticipates that it will only participate in one
potential business venture.   This lack of diversification should
be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

    The Company may seek a business combination with a business that (i) only recently commenced operations; (ii) is a developing company in need of additional funds to expand into new products or markets; (iii) is seeking to develop a new product or service; or
(iv) is an established business which may be experiencing financial or operating difficulties and needs additional capital. In some instances, a business combination may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly-owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

    The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are a number of firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include
(i) facilitating or improving the terms on which additional equity financing may be sought; (ii) providing liquidity for the principals of a business; (iii) creating a means for providing incentive stock options or similar benefits to key employees; and
(iv) providing liquidity, subject to restrictions of applicable statues, for all shareholders. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

    Management believes that the Company may be able to benefit from the use of leverage to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, the Company would be required to use less of its available funds, if any funds are available, to acquire a target company. Therefore, the Company could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquire a business, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, benefits of leveraging are not as great as during periods of lower interest rates. This is because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing.

    Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on the Company.

    As part of any transactions, the acquired entity may require the Company's management or other shareholders of the Company to sell all or a portion of their shares to the acquired entity or the principles thereof. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than the market value, the potential of a stock sale by management will be a material factor in their decision to enter a specific transaction.

    The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payment of cash or property ix expected to be received by management in connection with any acquisition.

    The Company has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes the Company will offer owners of businesses the opportunity to acquire a controlling ownership interest in the Company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business.
The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

    The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

Sources of Opportunities

    The Company anticipates that business for possible acquisition will be referred by various sources, including its Board of Directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

    The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its Board of Directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

    The Company's sole director is currently employed in other endeavors and, until such time as an acquisition has been determined to be highly favorable, will devote only a portion of his time to the business affairs of the Company. If a business opportunity is considered promising, management will spend additional time, on an as-needed basis, to consummate an acquisition. In addition, in the face of competing demands for his time, the director may grant priority to his full-time position rather than to the Company.

    Management, while not particularly experienced in matters relating to the new business of the Company, will rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company.

    It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be used by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company presently has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

    As is customary in the industry, the Company may pay a finders fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management has adopted a policy that such a finders fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.
Any such prospective fee will be negotiated in connection with any potential acquisition or merger. It is not possible at this time to estimate the terms of any such arrangement.

    Most likely the Company will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products which may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

Evaluation of Opportunities

    The analysis of new business opportunities will be undertaken by or under the supervision of the Board of Directors. See Item 5
- "Directors, Executive Officers, Promoters and Control Persons". Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through their present associations and business contacts. In analyzing prospective business opportunities, management will consider, among other factors, such matters as:

    1.   Available technical, financial and managerial resources.
    2.   Working capital and other financial requirements.
    3.   History of operation, if any.
    4.   Prospects for the future.
    5.   Present and expected competition.
    6. Quality and experience of management services which may be available and the depth of that management.
    7. Potential for further research, development or exploration.
    8. Specific risk factors not now foreseeable, but which may be anticipated to impact the proposed activities of the Company.
    9.   Potential for growth or expansion.
    10.  Potential for profit.
    11. Perceived public recognition or acceptance of products, services or trades.
    12.  Name identification.

    The Company's management will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to use written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any business or entity for which audited financial statements cannot be obtained.

    It is likely that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk.
In the case of some of the opportunities available to the company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development state in that it has not generated significant revenues from its principal business activities prior to the Company's participation.

    There is a risk as to whether, even after the Company becomes involved in an opportunity, the combined enterprises will be able to become a going concern or advance beyond the development stage. Many of the potential opportunities may involve new and untested product, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

    The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

    It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the cost therefore incurred in the related investigation would, most likely, not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred. Opportunities in which the Company participates will present certain risks, many of which cannot be identified adequately prior to selecting a specific opportunity.

    The Company's shareholders must, therefore, depend on management to identify and evaluate such risks. Promoters of some opportunities may have been unable to develop a going concern or may present a business in its development stage, one that has not generated significant revenues from its principal business activities prior to the Company's participation. Even after the Company's participation, there is a risk that the combined enterprise may not become a going concern or advance beyond the development stage. Other opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

    There is the additional risk that the Company may not find a suitable target. Management does not believe the Company will generate revenue without finding and completing a transaction with a suitable target company. If no such target is found, therefore, no return on an investment in the Company will be realized, and there will not, most likely, be a market for the Company's stock.

Acquisition of Opportunities

    In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise, or licensing agreement with the business or entity. It may also purchase stock or assets of an existing business. Once a transaction is complete, it is possible that present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

    It is anticipated that securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws.
In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market.

    Although the actual terms of a future transaction cannot be predicted, it may be expected that the parties to the transaction will find it desirable to avoid the creation of a taxable event and, thereby, structure the transaction as a so called tax free reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the Code). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

    As part of the Company's investigation, the Board of Directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

    The manner in which the Company participates with a target opportunity will depend on (i) the nature of the opportunity;
(ii) the respective needs and desires of the Company and other parties; (iii) management of the opportunity; and (iv) the relative negotiating strength of management of the two entities.

    With respect to any merger or acquisition, negotiations with target company management will be expected to focus on the percentage of the Company which the target company's shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

    Management intends to advance funds which shall be used by the Company in identifying and pursuing agreements with target companies. Management anticipates that these funds will be repaid from the proceeds of any agreement with the target company, and that any such agreement may, in fact, be contingent upon the repayment of those funds.

Rights of Shareholders

    It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Utah law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by subsequent report to the shareholders if the action is taken by written consent.

Competition

    The Company is an insignificant participant among firms which engage in business combinations with, or financing of development-stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personal resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be at a significant competitive disadvantage with its competitors.

Inflation

    In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Year 2000

    Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

    Because the Company currently does not have any operations except for its search for viable business opportunities, it does not own or use any computer equipment. The Company does not anticipate doing a full assessment of the potential Year 2000 issue until it has made an acquisition of or merged with an operating entity. The Company does not believe that the cost of addressing the issue will have a material adverse impact on its financial position. Further, the Company believes that no third parties with whom it may have a material relationships will be materially affected by the Year 2000 issues.

Regulation and Taxation

    The Investment Company Act defines an investment company as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading securities. Although the Company does not intend to engage in such activities, the Company may, through business combinations, obtain and hold a minority interest in a number of development stage enterprises.

    The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an investment company.

    The Company intends to structure any future merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

    The Company's only employee at the present time is its sole officer and director, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company.

Recent Accounting Pronouncements

    The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

    The FASB has also issued SFAS No. 130, "Reporting
Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

    The FASB has also issued SFAS No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY.

    The Company presently neither owns nor leases any real property. Office facilities and services are provided without charge by a director. Such costs are immaterial to the financial statements, and accordingly, have not been reflected therein.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

    The following table sets forth each person known to the Company, as of June 6, 1999, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. Presently, the only such beneficial holder is also an executive officer and director. Therefore, only one table is included.

  Title of    Name/Address             Shares         Percentage
  Class       of Owner                 Beneficially   Ownership
  Owned

  Common      Vincent van den Brink    1,000,000          100%
              3158 Redhill Ave.
              Ste. 240
              Costa Mesa, CA  92626

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
         PERSONS.

    Members of the Company's Board of Directors of the Company serve until the next annual meeting of the shareholders, or until their successors have been elected. Executive officers serve at the pleasure of the Board of Directors.

    There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

    The Company's sole officer and director will devote time to the business on an as-needed basis, which is expected to require five to ten hours per month.

    Under the Revised Business Corporation Act of Utah, as long as a corporation has fewer than three shareholders, its Board of Directors may consist of a number of individuals equal to or greater than the number of those shareholders. If a corporation has three or more shareholder, it must have a minimum of three shareholders. Thus, as the Company acquires additional shareholders, it will have to expand its Board of Directors to at least three persons.

    Information as to the sole director and executive officer of the Company is as follows:

Name/Address                 Age            Position
Vincent van den Brink        52   President/Secretary/Director
3158 Redhill Ave., Ste. 240
Costa Mesa, CA  92626

    Vincent van den Brink has been President, Secretary and Director of the Issuer since March 25, 1999. Since October 1997 to present, he has been a Financial Consultant with Airway Capital, Costa Mesa, California, providing asset based lending, factoring, equipment leasing, and export financing for various businesses. From June 1985 until May 1997, he was a Business Consultant writing business plans and business development plans for companies across the country. Since 1978 to present, in addition to working for the above companies, he has been operating an export business providing export consulting, export products and sourcing products for international clients. He holds a Bachelor's degrees in automotive engineering from the Auto Technische School in Apeldoorn, Netherlands. He is fluent in English, Dutch, German and Afrikaans.

Blank Check Experience

    Mr. van den Brink is President, Director, and sole shareholder of Theinternetcorp.net, Inc., a Nevada blank check company, formed in May, 1999 and which has filed a Registration Statement with the Commission on Form 10-SB. It is possible that Mr. van den Brink may establish additional blind pool or blank check companies in the future. See "Conflicts of Interest."

Conflicts of Interest

    Insofar as the sole officer and director is engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The sole officer and director of the Company may in the future become a shareholder, officer or director of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

    Directors and executive officers of the Company will be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. Any opportunity contemplated by the Company which may come to the attention of an officer or director, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a director is presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

Investment Company Act of 1940

    Although the Company will be subject to regulation under the Securities Act of 1933, as amended ("Securities Act"), and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

    The Company's sole director does not receive any compensation for his services rendered to the Company, nor has he received such compensation in the past. He has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummating a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, the sole director is not accruing any compensation pursuant to any agreement with the Company.

    It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

    It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finders fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Persons associated with management is meant to refer to persons with whom management may have had other business dealings, but who are not affiliated with or relatives of management.

    No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed through their own initiative.

    The proposed business activities described herein classify the Company as a blank check company. Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8.        DESCRIPTION OF SECURITIES.

Common Stock

    The Company's Articles of Incorporation authorized the issuance of 140,000,000 shares consisting of 100,000,000 shares of common stock, $0.001 par value, and 40,000,000 shares of preferred stock, $0.001 par value, of which 1,000,000 shares of common stock were issued and are now outstanding. All shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by shareholders. Also, common shareholders are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

    Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock

    The Company's Articles of Incorporation authorizes the issuance of 40,000,000 shares of preferred stock, $0.001 par value, none of which have been issued. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

    The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholders meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock. This could result in dilution of the income per share and net book value of the common stock.

    Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of the Company and its shareholders.

    The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Utah law could delay or make more difficult a merger, tender offer, or proxy contest involving the Company. Although such provisions are intended to enable the Board of Directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

                             PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED SHAREHOLDER MATTERS.

    The Company's common stock is not quoted on the over-the-counter market or on any other recognized market or exchange. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

    After a business combination, merger or acquisition has been completed, the Company's sole director will most likely be the person to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by the Company will contact prospective market makers. The Company does not intend to use consultants to contact market makers.

Market Price

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.

    Although there is presently no market for the Company's shares of common stock, if a marked does develop it is likely that the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    The National Association of Securities Dealers, Inc. ("NASD"), which administers The Nasdaq Stock Market, has recently made changes in the criteria for initial listing on The Nasdaq Small Cap Market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4.00 per share. In order to continue to be included on The Nasdaq Stock Market, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

    Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on The Nasdaq Stock Market or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

    As of the date hereof, the Company has issued and outstanding
1,000,000 shares of common stock, all of which are deemed
"restricted securities" as defined by the Securities Act. These shares are held by one person, an officer and director of the Company.

    Presently, no outstanding shares are eligible for sale pursuant to Rule 144. However, restricted shares that have been beneficially owned for more than one year may be eligible for sale under Rule 144, subject to the volume and other limitations set forth by such Rule. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings, if any, to finance its operations.

ITEM 2.  LEGAL PROCEEDINGS.

    The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    This Item is not applicable to the Company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

    All shares of the Company's common stock presently outstanding were issued to the founder of the Company on March 25, 1999. These shares were issued in a private transaction in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act. No transfers of stock have occurred since May 25, 1999. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by the provisions of the Utah Revised Business Corporation Act (the "Utah Act"), the Company has the power to indemnify an individual made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. Indemnification under this provision is limited to reasonable expenses incurred in connection with the proceeding. The Company must indemnify a director or officer who is successful, on the merits of otherwise, in the defense of any proceeding or in defense of any claim, issue, or matter in the proceeding, to which they are a party to because they are or were a director of officer of the Company, against reasonable expenses incurred by them in connection with the proceeding or claim with respect to which they have been successful. Pursuant to the Utah Act, the Company's Board of Directors may indemnify its officers, directors, agents, or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

    The Company may pay for or reimburse reasonable expenses incurred by a director, officer employee, fiduciary or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with a written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

    Also pursuant to the Utah Act, a corporation may set forth in its articles of incorporation, by-laws or by resolution, a provision eliminating or limiting in certain circumstances, liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take action as a director. This provision does not eliminate or limit the liability of a director (i) for the amount of a financial benefit received by a director to which they are not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) for liability for a violation of Section 16-10a-842 of the Utah Act (relating to the distributions made in violation of the Utah Act); and (iv) an intentional violation of criminal law. To date, the Company has not adopted such a provision in its Articles of Incorporation, By-Laws, or by resolution. A corporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. The Utah Act also permits a corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees, fiduciaries or agents.

Transfer Agent

    The Company is presently acting as its own transfer agent. It is likely that following a business combination, merger or acquisition, the Company will engage a transfer agent.

                             PART F/S

    The Company's financial statements for the period from inception on March 22, 1999 through March 31, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission.




                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Glennaire Financial Services, Inc.
Costa Mesa, California

We have audited the accompanying balance sheet of Glennaire Financial Services, Inc. (a development stage company) as of March 31, 1999 and the related statements of operations, stockholders' equity and cash flows from inception on March 22, 1999 through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glennaire Financial Services, Inc. (a development stage company) as of March 31, 1999 and the results of its operations and its cash flows from inception on March 22, 1999 through March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which together raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
June 14, 1999


               GLENNAIRE FINANCIAL SERVICES, INC.
                 (A Development Stage Company)
                         Balance Sheet


                             ASSETS

                                                            March 31,
                                                              1999

CURRENT ASSETS

 Cash                                                     $        -

  Total Current Assets                                             -

  TOTAL ASSETS                                            $        -


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIE

 Accounts payable                                         $        -

  Total Liabilities                                                -

STOCKHOLDERS' EQUITY

 Common stock: 100,000,000 shares authorized at
  par value of $0.001;
  1,000,000 shares issued and outstanding                         1,000
 Subscription stock receivable                                     (900)
 Deficit accumulated during the development stage                  (100)

  Total Stockholders' Equity                                       -

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $        -


               GLENNAIRE FINANCIAL SERVICES, INC.
                  (A Development Stage Company
                    Statement of Operations

                                                              From
                                                           Inception on
                                                              March 22,
                                                           1999 Through
                                                             March 31,
                                                              1999

REVENUE                                                   $        -

EXPENSES

 General and administrative                                         100

  Total Expenses                                                    100

NET LOSS                                                  $        (100)

BASIC LOSS PER SHARE                                      $       (0.00)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                            1,000,000


                  GLENNAIRE FINANCIAL SERVICES, INC.
                   (A Development Stage Company)
                 Statement of Stockholders' Equity
      From Inception on March 22, 1999 Through March 31, 1999

                                                                      Deficit
                                                                    Accumulated
                                                          Stock     During the
                                 Common Stock         Subscription  Development
                              Shares      Amount       Receivable     Stage

Inception March 22, 1999         -      $   -          $    -       $    -

Common stock issued for
 cash at $.001 per share    1,000,000        100            (900)   $    -

Net (loss) from inception
 on March 22, 1999 through
 March 31, 1999                  -          -               -            (100)

Balance, March 31, 1999     1,000,000   $    100       $    (900)   $    (100)

                GLENNAIRE FINANCIAL SERVICES, INC.
                  (A Development Stage Company)
                     Statement of Cash Flows

                                                        From
                                                     Inception on
                                                      March 22,
                                                    1999 Through
                                                      March 31,
                                                         1999

CASH FLOWS FROM OPERATING ACTIVITIES

  Loss from operations                               $   (100)

    Net Cash (Used) by Operating Activities              (100)

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from issuance of common stock                  100

     Net Cash Provided by Financing Activities            100

INCREASE IN CASH AND CASH EQUIVALENTS                    -

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                               -

CASH AND CASH EQUIVALENTS AT END OF PERIOD           $   -

SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid For:

  Interest                                           $   -
  Income taxes                                       $   -


               GLENNAIRE FINANCIAL SERVICES, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                         March 31, 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

       On March 22, 1999, Glennaire Financial Services, Inc. (the
       Company) was incorporated under the laws of the State of Utah to engage in any lawful business, but primarily to provide business consulting services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year end.

       b.  Provision for Taxes

       At March 31, 1999, the Company had net operating loss carryforward of $100 that may be offset against future taxable income through 2014. No tax expense or benefit has been reported in the financial statements.

       c.  Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       d.  Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       e.  Basic Loss Per Share

       The computations of basic loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements.

NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Currently management is committed to covering all operating and other costs until sufficient revenues are generated.

NOTE 4 - STOCK TRANSACTIONS

       On March 25, 1999, the Board of Directors authorized a stock issuance totaling 1,000,000 shares to an officer of the Company for cash consideration of $100 and a $900 stock subscription receivable.


                             PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1      Articles of Incorporation
   3.2      By-Laws
   4.       See Exhibit No. 3.1, Articles of Incorporation,
            Article Fifth
  27.       Financial Data Schedule
________________

 2.         Description of Exhibits

    See Item I above.

                            SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                              GLENNAIRE FINANCIAL SERVICES, INC.
                                         (Registrant)



Date: July 9, 1999            By:  /S/ Vincent van den Brink
                                Vincent van den Brink, President